UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)*
Under the Securities Exchange Act of 1934

Option Care Health, Inc.

_____________________________________________________________________________________

(Name of Issuer)

Common Stock, $0.0001 par value

_____________________________________________________________________________________

(Title of Class of Securities)

68404L 102

______________________________

(CUSIP Number)

Joshua Korff, P.C.

Ross Leff, P.C.

Kirkland & Ellis LLP 601 Lexington Avenue

New York, New York 10022

(212) 446-4800
______________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2021

____________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68 404L 102	SCHEDULE 13D/A	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madison Dearborn Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,765,391 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,765,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 67,765,391 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Amount consists of 67,765,391 shares of Option Care Health, Inc., a Delaware corporation (“Option Care Health” or the “Issuer”), common stock, par value $0.0001 per share (“Common Stock”) issued to HC Group Holdings I, LLC (“HC I” or “Omega Parent”). Madison Dearborn Partners, LLC (“MDP LLC”) may be deemed to have beneficial ownership of such shares as MDP LLC is the general partner of Madison Dearborn Partners VI-A&C, L.P. (“MDP VI-A&C”), which in turn is the general partner of Madison Dearborn Capital Partners VI-A, L.P. (“MDCP VI-A”).

(2)	The percentage ownership is based upon 179,826,946 shares of Common Stock issued and outstanding as of May 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021.

CUSIP NO. 68 404L 102	SCHEDULE 13D/A	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madison Dearborn Partners VI-A&C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,765,391 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,765,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 67,765,391 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Amount consists of 67,765,391 shares of Common Stock issued to HC I. MDP VI-A&C may be deemed to have beneficial ownership of such shares as MDP VI-A&C is the general partner of MDCP VI-A.

(2)	The percentage ownership is based upon 179,826,946 shares of Common Stock issued and outstanding as of May 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021.

CUSIP NO. 68 404L 102	SCHEDULE 13D/A	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madison Dearborn Capital Partners VI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,765,391 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,765,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 67,765,391 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Amount consists of 67,765,391 shares of Common Stock issued to HC I. MDCP VI-A may be deemed to have beneficial ownership of such shares as MDCP VI-A is a controlling equityholder of MDP HC Holdings, LLC (“MDP HC”).

(2)	The percentage ownership is based upon 179,826,946 shares of Common Stock issued and outstanding as of May 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021.

CUSIP NO. 68 404L 102	SCHEDULE 13D/A	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MDP HC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,765,391 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,765,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 67,765,391 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Amount consists of 67,765,391 shares of Common Stock issued to HC I. MDP HC may be deemed to have beneficial ownership of such shares as MDP HC is the controlling equityholder of HC I.

(2)	The percentage ownership is based upon 179,826,946 shares of Common Stock issued and outstanding as of May 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021.

CUSIP NO. 68 404L 102	SCHEDULE 13D/A	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC Group Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,765,391 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,765,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 67,765,391 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Amount consists of 67,765,391 shares of Common Stock issued to HC I.

(2)	The percentage ownership is based upon 179,826,946 shares of Common Stock issued and outstanding as of May 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021.

CUSIP NO. 68 404L 102	SCHEDULE 13D/A	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Elizabeth Q. Betten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,895 shares (1)
	8	SHARED VOTING POWER 67,765,391 (1)
	9	SOLE DISPOSITIVE POWER 10,895 shares (1)
	10	SHARED DISPOSITIVE POWER 67,765,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 67,776,286 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Amount consists of 10,895 shares of Common Stock issued to Elizabeth Q. Betten upon vesting of certain restricted stock units received by Ms. Betten in her capacity as a director of the Issuer.

(2)	Amount consists of 67,765,391 shares of Common Stock issued to HC I. Ms. Betten may be deemed to have beneficial ownership of such shares as Ms. Betten serves on the Board of Managers of HC I, is a limited partner of MDP VI-A&C, is a Managing Director of MDP LLC and serves on the board of directors of the Issuer.

(3)	The percentage ownership is based upon 179,826,946 shares of Common Stock issued and outstanding as of May 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021.

CUSIP NO. 68 404L 102	SCHEDULE 13D/A	Page 8 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,895 shares (1)
	8	SHARED VOTING POWER 67,765,391 (1)
	9	SOLE DISPOSITIVE POWER 10,895 shares (1)
	10	SHARED DISPOSITIVE POWER 67,765,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 67,776,286 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Amount consists of 10,895 shares of Common Stock issued to Timothy Sullivan upon vesting of certain restricted stock units received by Mr. Sullivan in his capacity as a director of the Issuer.

(2)	Amount consists of 67,765,391 shares of Common Stock issued to HC I. Mr. Sullivan may be deemed to have beneficial ownership of such shares as Mr. Sullivan serves on the Board of Managers of HC I, is a limited partner of MDP VI-A&C, is a Managing Director of MDP LLC and serves on the board of directors of the Issuer.

(3)	The percentage ownership is based upon 179,826,946 shares of Common Stock issued and outstanding as of May 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021.

CUSIP 68 404L 102	SCHEDULE 13D/A	Page 9 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Paul J. Finnegan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
67,765,391 (1)
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
67,765,391 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
67,765,391 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.7% (3)
14	TYPE OF REPORTING PERSON
IN

(1)	Amount consists of 67,765,391 shares of Common Stock issued to HC I. Paul J. Finnegan may be deemed to have beneficial ownership of such shares as Mr. Finnegan is one of two members of a limited partner committee that, by majority vote, controls investment decisions of shares held directly by MDCP VI-A, including the disposition of shares of Common Stock held directly by HC I.

(2)	The percentage ownership is based upon 179,826,946 shares of Common Stock issued and outstanding as of May 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021.

CUSIP 68 404L 102	SCHEDULE 13D/A	Page 10 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Samuel M. Mencoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
67,765,391 (1)
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
67,765,391 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
67,765,391 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.7% (2)
14	TYPE OF REPORTING PERSON
IN

(1)	Amount consists of 67,765,391 shares of Common Stock issued to HC I. Samuel M. Mencoff may be deemed to have beneficial ownership of such shares as Mr. Mencoff is one of two members of a limited partner committee that, by majority vote, controls investment decisions of shares held directly by MDCP VI-A, including the disposition of shares of Common Stock held directly by HC I.

(2)	The percentage ownership is based upon 179,826,946 shares of Common Stock issued and outstanding as of May 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021.

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on August 7, 2019, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 27, 2020, Amendment No. 2 to the Schedule 13D filed with the SEC on August 20, 2020, Amendment No. 3 to the Schedule 13D filed with the SEC on December 16, 2020, Amendment No. 4 to the Schedule 13D filed with the SEC on December 29, 2020, Amendment No. 5 to the Schedule 13D filed with the SEC on February 12, 2021 and Amendment No. 6 to the Schedule 13D filed with the SEC on March 19, 2021 (the “Original Schedule 13D” and, together with Amendment No. 7, the “Schedule 13D”), relating to the Issuer. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) of the Original Schedule 13D is hereby amended and restated as follows:

HC I directly owns the 67,765,391 Shares of the Issuer’s Common Stock, or approximately 37.7% of the total number of Shares of Common Stock outstanding, issued to HC I pursuant to the Merger Agreement.

MDP HC is the controlling equityholder of HC I and may be deemed to share voting and dispositive power with respect to the 67,765,391 shares of the Issuer’s Common Stock, or approximately 37.7% of the total number of Shares of Common Stock outstanding, held by HC I by virtue of its ability to collectively direct the decisions of HC I.

MDCP VI-A, as the controlling equityholder of MDP HC, has the ability to direct the investment decisions of MDP HC, including the power to direct the decisions of MDP HC regarding the vote or disposition of the 67,765,391 Shares of the Issuer’s Common Stock, or approximately 37.7% of the total number of Shares of Common Stock outstanding, directly held by HC I; therefore, MDCP VI-A may be deemed to share voting and dispositive power with respect to the Shares of Common Stock of the Issuer held by HC I.

MDP VI-A&C, as the general partner of MDCP VI-A, has the ability to direct the investment decisions of MDCP VI-A, including the power to direct the decisions of MDCP VI-A regarding the vote or disposition of 67,765,391 Shares of the Issuer’s Common Stock, or approximately 37.7% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, MDP VI-A&C may be deemed to share voting and dispositive power with respect to the Shares of Common Stock of the Issuer held by HC I.

MDP LLC, as the general partner of MDP VI-A&C, which in turn is the general partner of MDCP VI-A, has the ability to direct the investment decisions of MDCP VI-A and MDP VI-A&C, including the power to direct the decisions of MDCP VI-A and MDP VI-A&C regarding the vote or disposition of 67,765,391 Shares of the Issuer’s Common Stock, or approximately 37.7% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, MDP LLC may be deemed to share voting and dispositive power with respect to the Shares of Common Stock of the Issuer held by HC I.

Ms. Betten and Mr. Sullivan each serve on the Board of Managers of HC I, are limited partners of MDP VI-A&C, are each a Managing Director of MDP LLC and each serve on of the board of directors of the Issuer. In such capacities, each has the ability to direct HC I’s business decisions, including the power to direct the decisions of HC I regarding the vote or disposition of securities held by HC I. Therefore, Ms. Betten and Mr. Sullivan may be deemed to share voting and dispositive power with respect to the 67,765,391 Shares of the Issuer’s Common Stock, or approximately 37.7% of the total number of Shares of Common Stock outstanding, directly held by HC I. In addition, each of Ms. Betten and Mr. Sullivan have sole voting and dispositive power with respect to 10,895 Shares of the Issuer’s Common Stock, or less than 1% of the total number of Shares of Common Stock outstanding, which were issued to each of them upon vesting of certain restricted stock units received by them in their capacity as directors of the Issuer.

Messrs. Finnegan and Mencoff, in their capacities as the sole members of a limited partner committee, have the power, acting by majority vote, to direct the decisions of MDCP VI-A regarding the vote or disposition of securities directly held by HC I; therefore, Messrs. Finnegan and Mencoff may be deemed to share voting and dispositive power with respect to the 67,765,391 Shares of the Issuer’s Common Stock, or approximately 37.7% of the total number of Shares of Common Stock outstanding, directly held by HC I.

The percentages in this Item 5 are calculated based on 179,826,946 shares of Common Stock issued and outstanding as of May 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person other than HC I.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by adding the following:

Equity Offering (June 2021)

On June 8, 2021, the Issuer and HC I entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC (the “Underwriter”). Pursuant to the Underwriting Agreement, HC I agreed to sell 17,250,000 shares of Common Stock (the “Securities”) to the Underwriter at a price of $19.559 per share (the “Offering”). The Securities include 2,250,000 shares sold by HC I in connection with the Underwriter’s full exercise of its option to purchase additional shares. The closing of the Offering occurred on June 10, 2021.

In connection with the Offering, each of HC I, Ms. Betten and Mr. Sullivan entered into a 60-day “lock-up” agreement with the Underwriter, dated June 8, 2021 (collectively, the “Lock-up Agreements”). Under the Lock-up Agreements, each party to the Lock-up Agreements agreed that, without the prior written consent of the Underwriter, and subject to certain exceptions, they would not, for a period of 60 days from the date of the Underwriting Agreement, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, or (iii) cause to be filed or confidentially submitted any registration statement for the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The foregoing summaries of the Underwriting Agreement and the Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement and the Form of Lock-up Agreement, copies of which are attached hereto as Exhibits 19 and 20, respectively, and are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 19	Underwriting Agreement, dated as of June 8, 2021, by and among Option Care Health, Inc., HC Group Holdings I, LLC and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to Option Care Health, Inc.’s Current Report on Form 8-K filed on June 10, 2021).

Exhibit 20	Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to Option Care Health, Inc.’s Current Report on Form 8-K filed on June 10, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2021

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN PARTNERS VI-A&C, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS VI-A, L.P.

By:	Madison Dearborn Partners VI-A&C, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MDP HC HOLDINGS, LLC

By:	/s/ Timothy Sullivan
Name: Timothy Sullivan
Title: Managing Director

HC GROUP HOLDINGS I, LLC

By:	/s/ Nicolas Sassali
Name: Nicolas Sassali
Title: Assistant Treasurer

/s/ Elizabeth Q. Betten
Elizabeth Q. Betten

/s/ Timothy Sullivan
Timothy Sullivan

/s/ Paul J. Finnegan
Paul J. Finnegan

/s/ Samuel M. Mencoff
Samuel M. Mencoff